UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-40401

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Oatly Group AB

(Translation of registrant’s name into English)

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Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 1, 2023, the board of directors (the “Board”) of the Company received notice from Tim Zhang that he would step down as a member of the Board, effective June 2, 2023. Mr. Zhang’s decision was not due to any disagreement with the Company’s management or Board. The Board thanks Mr. Zhang for his service.

Mr. Xin Wang was appointed to the Board, also effective June 2, 2023, by China Resources (Holdings) Company Limited (“China Resources”), to replace Mr. Zhang.

Mr. Wang will serve as a director until the close of the annual general meeting for the financial year for 2023 and until his successor is duly elected and qualified (or his earlier death, resignation or removal).

Mr. Wang, 38, joined China Resources in May 2013 and has served as the Chief Executive Officer and Chairman of the Investment Committee of CR Consumer Fund since May 2018. Prior to joining China Resources, Mr. Wang worked at Hony Capital from March 2011 to April 2013. Mr. Wang previously served on the board of directors of Nansha Logistics Holdings Limited from December 2021 to October 2022 and currently serves on the board of directors of CR CCT (Xiamen) Private Equity Fund Management Co., Ltd. since December 2020, China Structural Reform Fund (Phase II) Co., Ltd. since August 2021, Nansha Logistics (BVI) Company Limited since December 2021, Shenzhen Runxiang Investment Consulting Co., Limited（深圳润湘投资咨询有限公司）since April 2022, China Resources Logistics (Group) Limited since May 2022 and Guangzhou Nansha China Resources International Logistics Co., Ltd. （广州南沙华润国际物流有限公司）since July 2022. Mr. Wang obtained an M.B.A. from Columbia University in 2017.

Other than with respect to China Resources’ board appointment rights (as described under “Appointment Rights” in Item 6.A of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2023), there are no transactions in which Mr. Wang has an interest requiring disclosure under Item 7.B of Form 20-F. Additionally, Mr. Wang has no family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. Mr. Wang will be entitled to standard compensation available to all non-employee directors (as described under “Executive Officer, Non-Executive Director and Key Management Compensation” in Item 6.B of the Company’s annual report on Form 20-F filed with the SEC on April 19, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: June 2, 2023	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer